EXHIBIT 99.1

FIRST QUARTER 2012

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports excellent first quarter operating results; crop input market expected to remain strong

May 9, 2012—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $155-million ($0.97 diluted earnings per share) for the first quarter of 2012, compared with the net earnings of $171-million reported in the first quarter of 2011 ($1.09 diluted earnings per share).

The 2012 first quarter results included a pre-tax loss of $13-million ($0.06 diluted earnings per share) on natural gas and other hedge positions and a pre-tax share-based payment expense of $64-million ($0.29 diluted earnings per share). Excluding these items, net earnings would have been $210-million ($1.32 diluted earnings per share) for the first quarter of 2012.1

“The benefits of Agrium’s strong global position across the agricultural value chain were evident once again this quarter, as our Retail business capitalized on one of the earliest starts to the North American spring season in history, achieving its highest ever sales and EBITDA2 for a first quarter. Agrium’s Wholesale results were the second highest on record for a first quarter, despite slow global demand for potash and phosphate this quarter,” said Mike Wilson, Agrium President and CEO.

“Crop prices remain well above historical levels, providing a strong economic incentive for growers to optimize use of all crop inputs in order to maximize their yields and profitability. Favorable weather has enabled growers to get a very early start on spring planting and applications and we have seen strong movement of nutrients and other crop inputs, as some of Retail’s business was brought forward into the first quarter. Our Wholesale operations are expected to benefit in the second quarter from rising nitrogen and falling North American natural gas prices.3” added Mr. Wilson.

Agrium is providing guidance for the first half of 2012 of $5.50 to $6.10 diluted earnings per share. This excludes hedging gains or losses and share-based payments expense in our first quarter actual results and estimated second quarter results.3

[1]	First quarter effective tax rate of 28 percent used for adjusted diluted earnings per share calculations.
[2]

Earnings from continuing operations before finance costs, income taxes, depreciation and amortization. See disclosure under the heading “Non-IFRS Financial Measure” in the section “Management’s Discussion and Analysis”.

[3]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2012 first quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 9, 2012

Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all comparisons of results for the first quarter of 2012 (three months ended March 31, 2012) are against results for the first quarter of 2011 (three months ended March 31, 2011). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.

The following interim MD&A updates our annual MD&A included in our 2011 Annual Report to Shareholders, to which our readers are referred and is as of May 9, 2012. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.

The major assumptions made in preparing our first half guidance are outlined below and include but are not limited to:

•	Wholesale realized nutrient prices for the second quarter of 2012 are expected to be slightly higher than the same period last year for nitrogen and potash and slightly lower for phosphate

•	Wholesale fertilizer sales volumes are expected to be slightly lower than in Q2 2011 for nitrogen and potash products

•	Retail North America fertilizer margin percentages will be lower and chemical percentages slightly higher than the margin percentages realized in Q2 2011

•	Retail North America fertilizer sales volumes will be slightly lower than volumes in Q2 2011

•	The exchange rate for the Canadian dollar in the second quarter of 2012 will be at par with the U.S. dollar

•	The average North American realized gas price for the second quarter of 2012 will not deviate significantly from approximately $2.50 per MMBtu

•	The exclusion from the guidance range of the effects in the first half of:

•	Share-based payments

•	Gains or losses on hedge positions

•	Results of potential acquisitions and discontinued operations

2012 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2012 first quarter consolidated net earnings (“net earnings”) were $155-million, or $0.97 diluted earnings per share, compared to net earnings of $171-million, or $1.09 diluted earnings per share, for the same quarter of 2011.

Financial Overview

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts and where noted)	2012	2011	Change	% Change
Sales	3,629	2,954	675	23
Gross profit	800	725	75	10
Expenses	554	466	88	19
Net earnings from continuing operations before finance costs and income taxes (“EBIT”)	246	259	(13)	(5)
Net earnings from continuing operations	155	160	(5)	(3)
Net earnings	155	171	(16)	(9)
Diluted earnings per share from continuing operations	0.97	1.02	(0.05)	(5)
Diluted earnings per share	0.97	1.09	(0.12)	(11)
Effective tax rate (%)	28	27	N/A	1

Sales

For the first quarter of 2012, Retail sales increased by 35 percent to $2.5-billion compared to the first quarter of 2011, due to higher sales volumes of all of our major product lines. Wholesale sales, for both the first quarters of 2012 and 2011, remained stable at $1.2-billion due to higher selling prices. Advanced Technologies (“AAT”) sales during the quarter increased by 67 percent to $135-million compared to the same period last year due to Environmentally Smart Nitrogen (“ESN”) market penetration coupled with a warm spring season.

Gross Profit

Our consolidated gross profit for the first quarter of 2012 increased by $75-million compared to the first quarter of last year, primarily due to higher gross profit from our Retail business unit. Performance for this quarter, compared to the first quarter of 2011, includes the following:

•

Retail achieved gross profit of $427-million which represents an increase of $87-million. All of our Retail product lines experienced an increase in gross profit with crop nutrients and merchandise both attaining the largest gross profit increase of 35 percent; and

•

Wholesale’s gross profit decreased by 12 percent to $359-million. This was caused by lower international and domestic sales demand volume and higher cost of product sold, as standard potash production was curtailed to accommodate lower standard grade demand levels during the quarter.

Expenses

The $88-million increase in expenses for the first quarter of 2012 compared to the first quarter of 2011 is mainly comprised of:

•

A $52-million unfavorable change in share-based payments expense (with $64-million in share-based payments expense in the first quarter of 2012 versus $12-million in the first quarter of 2011, see section “Other” for further discussion); and

•	Higher Retail selling expenses of $15-million (see section “Retail” for further discussion).

The following table is a summary of our other expenses (income) for the first quarters of 2012 and 2011:

	Three months ended March 31,
(millions of U.S. dollars)	2012	2011
Realized loss on derivative financial instruments	12	48
Unrealized loss (gain) on derivative financial instruments	1	(30)
Interest income	(16)	(14)
Foreign exchange gain	—	(25)
Bad debt expense	8	5
Environmental remediation and asset retirement obligations	12	1
Potash profit and capital tax	5	11
Other	9	5

	31	1

Effective Tax Rate

The effective tax rate was 28 percent for the first quarter of 2012 and is comparable to the effective tax rate of 27 percent for the same period in 2011.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail reported record 2012 first quarter sales of $2.5-billion, a 35 percent increase over the $1.8-billion in sales for the first quarter of 2011. This significant increase was a result of strong demand for crop input products and services within North America, as growers and dealers took advantage of one of the earliest starts to the spring season in history. Gross profit was a record $427-million this quarter, compared to the $340-million earned in the first quarter of 2011. Retail also achieved record earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) of $101-million in the first quarter of 2012, a substantial increase over the $25-million EBITDA reported in the first quarter last year.

Crop nutrient sales reached $1.0-billion this quarter, compared to $707-million in the same quarter last year. The 46 percent increase was due primarily to a combination of higher sales volumes and higher nitrogen prices. North American nutrient sales volumes were approximately 43 percent higher than the same period last year due to the early spring season and strong North American grower demand for crop nutrients. Gross profit for crop nutrients was $155-million this quarter, 35 percent higher than the $115-million reported in the first quarter of 2011. Total crop nutrient margins were 15 percent in the first quarter of 2012, down 1 percent from the same quarter last year.

Crop protection sales were $834-million in the first quarter of 2012, a 31 percent increase over the $638-million in sales for the same period last year. Total crop protection gross profit this quarter was $123-million, a 21 percent increase over the $102-million recorded in the first quarter of 2011. The increase in sales and gross profit was mainly due to higher sales volumes across a wide array of our North American product lines, including our private label Loveland products. Crop protection product margins as a percentage of sales were 15 percent for the first quarter of 2012, down 1 percent from the first quarter last year due to customer mix in North America. Margins in our Australian Landmark business were 17 percent this quarter, up 2 percent from the first quarter last year.

Seed sales reached $316-million in the first quarter of 2012, compared to $230-million in the first quarter last year. Gross profit increased to $44-million this quarter, compared to $35-million in the first quarter of 2011. Higher sales and gross profit this quarter were supported by increased sales of corn and soybeans in our North American operations, as well as increased demand for spring wheat in our northern regions.

Sales of merchandise in the first quarter of 2012 were $130-million, compared to $144-million in the first quarter of 2011. Gross profit for this product line was $23-million this quarter, a 35 percent increase over the $17-million reported in the first quarter last year. The increase in gross profit this quarter was driven primarily by stronger margins in Landmark’s animal health and animal management businesses.

Services and other sales were $136-million this quarter, substantially higher than the $103-million reported in the first quarter of 2011. Gross profit was $82-million in the first quarter of 2012, compared to $71-million for the same period last year. The increase in sales and gross profit this quarter was attributable to increased custom application services resulting from favorable North American weather, resulting in an earlier start to the spring sales season.

Retail selling expenses for the first quarter of 2012 were $350-million, up $15-million from last year. The increase over the same period in 2011 was due to higher payroll and fuel expenses related to the increased sales activity this quarter. However, selling expenses as a percentage of sales were 14 percent in the first quarter of 2012, down from 18 percent in the same period last year.

Wholesale

Wholesale’s 2012 first quarter sales were $1.2-billion, which was slightly below the record first quarter sales reported in the same quarter last year. Gross profit was $359-million this quarter, compared to the $409-million achieved in the first quarter of 2011. EBITDA of $362-million in the first quarter of 2012 was also lower than the record $412-million reported in the same period last year. The decrease in earnings was primarily the result of lower potash and phosphate sales volumes.

Nitrogen gross profit was $167-million in the first quarter of 2012, which exceeded the $151-million reported in the same period last year due to higher realized sales prices and volumes. Both benchmark and Agrium’s realized sales prices were higher for all nitrogen products in the first quarter of 2012 compared to the same period last year. Total nitrogen sales volumes increased over 7 percent this quarter to 805,000 tonnes primarily due to higher ammonia sales. Nitrogen cost of product sold was $269 per tonne this quarter, higher than the $244 per tonne reported in the first quarter of 2011, due primarily to higher production costs at our Carseland facility as a result of unplanned outages and an unplanned major turnaround related to the replacement of a key heat exchanger. Nitrogen margins averaged $208 per tonne this quarter, compared with $202 per tonne in the same period last year. The Egyptian MOPCO nitrogen facility, in which we have a 26 percent equity investment, shut down operations in November of 2011 due to civil unrest, and at this time remains closed. It did, however, contribute $3-million in earnings this quarter as we receive and account for their results on a three month delay.

Agrium’s average natural gas cost in cost of product sold was $3.11/MMBtu ($3.62/MMBtu including the impact of realized losses on natural gas derivatives) this quarter, compared to $3.90/MMBtu for the same period in 2011 ($4.11/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2012 was $2.77/MMBtu, compared to $4.14/MMBtu in the same quarter last year and $3.61/MMBtu in the fourth quarter of 2011. The AECO (Alberta) basis differential was a $0.25/MMBtu discount to NYMEX in the first quarter of 2012, which was slightly lower than the $0.32/MMBtu differential that existed in the first quarter of 2011.

Potash gross profit for the first quarter of 2012 was $87-million, compared to $125-million in the same quarter last year. The decrease was due to a combination of lower sales volumes and higher cost of goods sold as a result of curtailed standard potash production related to lower standard grade demand in the current quarter. This was partially offset by higher realized sales prices. International sales volumes were 117,000 tonnes in the first quarter of 2012, down from the 265,000 tonnes reported in the same quarter last year, as a result of slow international demand. Domestic sales volumes were 162,000 tonnes this quarter, compared to 212,000 tonnes in the first quarter of 2011, due to lower demand from North American retailers. Potash cost of product sold was $184 per tonne this quarter, compared to $147 per tonne in the first quarter of 2011. The increase in per tonne average costs was primarily associated with the higher proportion of potash sold in the domestic market, which has a higher transport cost and realized sales price than the international market, and partly due to fixed costs being allocated over fewer sales tonnes. Gross margin on a per tonne basis was $313 in the first quarter of 2012, compared to the $262 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $63-million in the first quarter of 2012, compared to $95-million in the same quarter last year. This decrease was due to lower sales volumes and higher cost of goods sold. Total phosphate sales volumes were 243,000 tonnes this quarter, a decrease of 63,000 tonnes from the same period last year as a result of lower North American retailer demand. Phosphate cost of product sold was $520 per tonne in the first quarter of 2012, compared to $468 per tonne in the same period last year, primarily due to higher ore and sulfur costs. On a per tonne basis, gross margin in the first quarter of 2012 decreased to $260 per tonne, compared to $310 per tonne in the same period last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $30-million in the first quarter of 2012, compared to $22-million in the same period last year. The increase in gross profit this quarter was mainly due to higher realized prices for both product categories, which was partially offset by higher sulfur cost.

Gross profit from product purchased for resale was $12-million this quarter, down from $16-million in the first quarter of 2011.

Wholesale expenses in the first quarter of 2012 were $33-million, compared to $32-million in the first quarter of 2011.

Advanced Technologies

AAT gross profit was $21-million in the first quarter of 2012, a 31 percent increase over the $16-million reported in the first quarter of 2011. The increase was primarily attributable to higher sales volumes of ESN, despite the outage this quarter at our Carseland nitrogen facility. This was supported by early spring weather, as well as contributions to gross profit from acquisitions made in the second half of 2011.

EBITDA was $2-million this quarter, exceeding the $1-million achieved in the first quarter of 2011. Stronger sales and gross profit in the first quarter of 2012 were partially offset by higher selling and general and administrative expenses, as compared to the same period last year. Selling and general and administrative expenses for AAT were $6-million higher this quarter versus the same period in 2011, due primarily to acquisitions made in the second half of 2011.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2012 was a loss of $128-million, compared to a loss of $93-million for the first quarter of 2011. The increase in loss was primarily driven by a $52-million increase in share-based payments expense, where there was a $64-million charge in the first quarter of 2012 compared to a $12-million charge in the same quarter of 2011, largely caused by the effect of appreciation of our share price during the first quarter of 2012. This was offset by reduced expenses in the first quarter of 2012 due to the rationalization of Australian corporate operations.

A $33-million increase in gross profit at March 31, 2012 compared to March 31, 2011 reflected less inter-segment inventory not yet sold to external customers.

FINANCIAL CONDITION

The following are changes to selected accounts from our Consolidated Balance Sheets in the three-month period ended March 31, 2012.

As at (millions of U.S. dollars)	March 31, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Current assets

Cash and cash equivalents	1,752	1,346	406	30%	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,592	1,984	608	31%	Increased consolidated sales.

Income taxes receivable	89	138	(49)	(36%)	Receipt of a 2011 U.S. tax refund in the first quarter of 2012.

Inventories	3,862	2,956	906	31%	Seasonal Retail inventory build-up in preparation for the spring season.

Prepaid expenses and deposits	312	643	(331)	(51%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

Assets of discontinued operations	37	70	(33)	(47%)	As of Q1 2012, there was one entity remaining in our discontinued operations category. Sales negotiations were completed in April 2012.

Current liabilities

Short-term debt	294	245	49	20%	Increased working capital needs for Agrium Europe due to increased inventory purchases and receivables.

Accounts payable	4,446	2,959	1,487	50%	Retail inventory purchases were made in anticipation of the spring season and customer prepayments were received for the upcoming spring application.

Income taxes payable	22	82	(60)	(73%)	Final payment of 2011 Canadian taxes in the first quarter of 2012.

Current portion of long-term debt	50	20	30	150%	South American long-term debt, due at various dates within the next 12 months, was classified as current.

Current portion of other provisions	78	68	10	15%	—

Liabilities of discontinued operations	35	53	(18)	(34%)	As of Q1 2012, there was one entity remaining in our discontinued operations category. Sales negotiations were completed in April 2012.

Working capital	3,719	3,710	9	0%

Other provisions	472	299	173	58%	Increased asset retirement obligations at our Wholesale Conda facility coupled with a change in estimate in the Vanscoy provision.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2012	2011	Change
Cash provided by operating activities	662	402	260
Cash used in investing activities	(282)	(162)	(120)
Cash provided by (used in) financing activities	21	(108)	129
Effect of exchange rate changes on cash and cash equivalents	5	(10)	15

Increase in cash and cash equivalents from continuing operations	406	122	284

Cash and cash equivalents used in discontinued operations	—	(310)	310

The sources and uses of cash for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 are summarized below:

Cash provided by operating activities — Drivers behind the $260-million increase in source of cash

Source of cash	•	$73-million increase in non-cash items, resulting primarily from an increase in share-based payments expense of $52-million in Q1 2012 as compared to Q1 2011 and a $31-million change in the market value of derivative financial instruments of a $1-million unrealized loss in Q1 2012 compared to $30-million unrealized gain in Q1 2011.

	•	$191-million increase provided from changes in non-cash working capital. A greater increase in accounts payable and a lower increase in inventory for Q1 2012 compared to Q1 2011, partially offset by greater receivable balances in Q1 2012.

Cash used in investing activities — Drivers behind the $120-million increase in use of cash

Source of cash	•	$34-million decrease in investments purchased in Q1 2012 versus Q1 2011.

Use of cash	•	$69-million increase as a result of various Retail acquisitions during Q1 2012.

	•	$105-million increase in capital expenditures.

Cash provided by financing activities — Drivers behind the $129-million increase in source of cash

Source of cash	•	Repayment of long-term debt was $2-million in Q1 2012 versus $125-million repayment in aggregate principal amount of debentures in Q1 2011 as well as a $20-million increase in cash provided by short-term debt.

Use of cash	•	$27-million increase in dividends paid in Q1 2012 resulting from quadrupling the dividends declared in Q4 2011 compared to Q1 2011.

Capital Expenditures

	March 31,	March 31,
(millions of U.S. dollars)	2012	2011
Sustaining capital	130	70
Investing capital	85	40

Total	215	110

Our sustaining and investing capital expenditures increased in the first quarter of 2012 compared to the first quarter of 2011 due to activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt as at March 31, 2012 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2016	1,600	1,600	—
North American facilities expiring 2012 - 2013(a)	200	200	—
European facilities expiring 2012 - 2013	335	103	232
South American facilities expiring 2012	125	63	62

	2,260	1,966	294

Current portion of long-term debt			50

(a)	Outstanding letters of credit issued under our North American facilities at March 31, 2012 were $173-million reducing credit available under the facilities.

Capital Management

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective. The base shelf replaced a base shelf prospectus that expired in 2011. We have not issued securities under the base shelf prospectus.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at April 30, 2012 was approximately 158-million. As at April 30, 2012, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2012	2011	2011	2011	2011	2010	2010	2010
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	3,629	3,177	3,141	6,198	2,954	2,398	2,066	4,431
Gross profit	800	1,045	888	1,675	725	725	498	1,063
Net earnings from continuing operations	155	327	293	728	160	152	61	518
Net earnings	155	193	293	718	171	135	61	518
Earnings per share from continuing operations
-basic	0.97	2.05	1.86	4.61	1.02	0.97	0.39	3.29
-diluted	0.97	2.04	1.85	4.60	1.02	0.97	0.39	3.28
Earnings per share
-basic	0.97	1.20	1.86	4.55	1.09	0.86	0.39	3.29
-diluted	0.97	1.20	1.85	4.54	1.09	0.86	0.39	3.28

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia.

BUSINESS ACQUISITION

On March 19, 2012, we signed an agreement to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; an option to acquire Viterra’s wool business in Australia; and other assets and liabilities. The purchase price is expected to be approximately $1.65-billion, including estimated working capital of $500-million. For further information on this agreement, please refer to Form 51-102F3, Material Change Report, dated March 20, 2012 filed on SEDAR at www.sedar.com.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS:

	Three months ended					Three months ended
	March 31, 2012					March 31, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	101	362	2	(128)	337	25	412	1	(93)	345
Depreciation and amortization	44	36	7	4	91	40	35	6	5	86

EBIT	57	326	(5)	(132)	246	(15)	377	(5)	(98)	259

Finance costs related to long-term debt					(22)					(27)
Other finance costs					(10)					(13)
Income taxes					(59)					(59)

Net earnings from continuing operations					155					160

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting estimates, please refer to the “Critical Accounting Estimates” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report. Since the date of our 2011 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting estimates and judgments.

CHANGES IN ACCOUNTING POLICIES

For information regarding changes in accounting policies, please refer to the “Accounting Standards and Policy Changes Not Yet Implemented” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 68 – 71 in our 2011 Annual Report has not changed materially since December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2011 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global agricultural fundamentals strengthened in the first quarter of 2012, driven by a combination of reduced corn and soybean production projected for South America and robust global demand. The United States Department of Agriculture (“USDA”) projects that the U.S. corn stocks-to-use ratio will be the second lowest on record at the end of the 2011/12 corn crop year on August 31st. The tight U.S. corn supply/demand balance has contributed to a strong price incentive to plant corn. The March 30, 2012 USDA Prospective Plantings report estimated U.S. corn acreage intentions of 96 million acres, which would be the highest planted area of corn since 1937. The Prospective Plantings report also estimated a record planted acreage of corn and soybeans combined and the highest area of major crops in the U.S. since the introduction of the Conservation Reserve Program in the mid-1980s. Historically high U.S. acreage is expected to drive strong demand for crop nutrients, seed, crop protection products and agronomic services in 2012.

The U.S. market was a significant driver of crop nutrient demand in the first quarter of 2012. A relatively mild winter has led to an early spring season, leading to a faster than normal start to the application season. The early season combined with higher corn and other crop acreage figures resulted in a surge in North American demand for nitrogen. Demand for phosphate and potash has also been very strong in North America and other northern hemisphere markets. As of May 6, 2012, the USDA reports that U.S. corn planting is 71 percent complete, relative to 32 percent in 2011 and 47 percent on average.

Strong North American demand drove a significant rally in nitrogen prices in late first quarter of 2012, while North American natural gas prices traded at the lowest levels since 2001 by the end of the first quarter. We expect North American nitrogen consumption to increase by 1 to 3 percent in the 2011/12 fertilizer year. Offshore imports of urea into North America were down about 10 percent in the first eight months of the 2011/12 fertilizer year, due to buyer caution regarding inventory management for the spring season, which contributed to a supply deficit. Tight supply availability combined with an earlier than expected start to the season led U.S. Gulf urea prices to increase by more than 80 percent from the end of January to mid-April. Globally, urea prices also increased significantly, as demand emerged from Europe and South America. Indian urea purchases normally pick up after the first quarter and most analysts expect an increase in Indian import demand in 2012. Supply problems have also contributed to the urea shortfall in part due to unplanned outages in North America and Pakistan, as well as delays in new projects in Qatar and Algeria. The Qatar facility has recently started operations and the Algerian nitrogen facility is expected to ramp up in the third quarter of 2012. Chinese export supplies will also be available in the July to October export window. The Argentine government’s decision to nationalize most of Repsol’s share of YPF is not expected to impact the Profertil nitrogen facility, although YPF’s representative on the Profertil Board has been replaced with a government appointed representative. The Egyptian nitrogen plant, in which we have a 26 percent equity interest, remains shut down at this time. However, there are some promising signs that progress is being made on this front and we are cautiously optimistic that the facility may be allowed to restart in the near future.

Phosphate prices declined in the first quarter of 2012, driven by weak demand and uncertainty about India. In response to slow demand, phosphate producers have reduced production. The Fertilizer Institute (“TFI”) reported that first quarter 2012 DAP/MAP production in the U.S. was down 9 percent from the first quarter of 2011 levels. In recent weeks, prices have been supported by strong demand in both the U.S. and South America. India has made small DAP purchases and most analysts expect larger scale purchases to occur in the near future. There is potential that the recent improvement in the phosphate market, may encourage additional purchases among buyers that delayed in the midst of market volatility in late 2011 and early 2012. The Ma’aden Phosphate Company in Saudi Arabia is reportedly having difficulties with phosphate rock processing which has held capacity utilization rates below 50 percent. The Chinese phosphate export period runs from June through September. The Chinese government has tightened the restrictions on TSP and NP fertilizer exports, but slightly reduced the export tax on DAP and MAP. Most analysts expect lower total phosphate exports from China as a result, but DAP/MAP exports may increase if global demand is strong.

Global potash shipments were down significantly in the first quarter of 2012 due to cautious purchasing behavior and the ability of dealers to fill initial grower demand from inventories. In response to the decline in demand, North American potash production declined by 25 percent in the first quarter of 2012 compared to the same period last year according to TFI data. North American shipments, which declined more than most markets in the first quarter, are expected to rebound as pipeline inventories of potash have been significantly reduced by relatively strong grower-level demand. Brazilian potash imports were down 14 percent in the current quarter compared to last year. Most analysts expect Brazil, which became the largest seaborne importer of potash in 2011, to have relatively flat import demand in 2012 however, continuing strong grain and oilseed prices may result in some import demand growth this year. China finalized agreements with its major suppliers in March. Chinese potash imports in 2012 are expected to be flat to higher than 2011 levels, but this will depend on supply agreements in the second half of the year. The increased certainty provided by Chinese supply agreements contributed to the emergence of pent up demand in South America and Southeast Asia in recent weeks. India is delaying purchases of potash in its 2012/13 agricultural year similar to a year ago, leading to the expectation that 2012 import demand will be relatively flat to 2011 levels. We expect global potash shipments to be 52 to 55 million tonnes in 2012, down from approximately 55 million tonnes in 2011, due to the low level of potash shipments experienced in the first quarter of 2012.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the acquisition of retained AWB businesses and the proposed acquisition of the Agri-products business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. There is a risk that the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility in Egypt may not be allowed to restart production or proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, there are risks associated with the proposed acquisition of the Agri-products business of Viterra, including: completion of the acquisition of Viterra by Glencore International plc and the subsequent acquisition of the assets proposed to be purchased by Agrium, as well as the timing thereof; the receipt of the necessary regulatory approvals in respect of the assets proposed to be purchased by Agrium and the satisfaction of other conditions precedent to closing; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time due, in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets; and the amount of the final purchase price for the purchased assets.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2012 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 9, 2012 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2012	2011
Sales	3,629	2,954
Cost of product sold	2,829	2,229

Gross profit	800	725
Expenses
Selling	370	353
General and administrative	159	110
(Earnings) loss from associates	(6)	2
Other expenses (note 4)	31	1

Earnings before finance costs and income taxes	246	259
Finance costs related to long-term debt	22	27
Other finance costs	10	13

Earnings before income taxes	214	219
Income taxes	59	59

Net earnings from continuing operations	155	160
Net earnings from discontinued operations (note 3)	—	11

Net earnings	155	171

Attributable to:
Equity holders of Agrium	153	172
Non-controlling interest	2	(1)

Net earnings	155	171

Earnings per share attributable to equity holders of Agrium (note 5)
Basic earnings per share from continuing operations	0.97	1.02
Basic earnings per share from discontinued operations	—	0.07

Basic earnings per share	0.97	1.09

Diluted earnings per share from continuing operations	0.97	1.02
Diluted earnings per share from discontinued operations	—	0.07

Diluted earnings per share	0.97	1.09

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2012	2011
Net earnings	155	171
Other comprehensive income
Items that may be reclassified to net earnings
Foreign currency translation gains	35	20
Other comprehensive loss of associates	—	(7)

Comprehensive income	190	184

Attributable to:
Equity holders of Agrium	189	189
Non-controlling interest	1	(5)

Comprehensive income	190	184

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2012	2011
Operating
Net earnings from continuing operations	155	160
Items not affecting cash
Depreciation and amortization	91	86
(Earnings) loss from associates	(6)	2
Share-based payments	64	12
Unrealized loss (gain) on derivative financial instruments	1	(30)
Unrealized foreign exchange gain	(6)	—
Deferred income taxes	(1)	6
Other	12	6
Dividends from associates	1	—
Net changes in non-cash working capital	351	160

Cash provided by operating activities	662	402

Investing
Acquisitions, net of cash acquired	(69)	—
Capital expenditures	(215)	(110)
Investment in associates	10	—
Purchase of investments	(2)	(36)
Other	(9)	(16)
Net changes in non-cash working capital	3	—

Cash used in investing activities	(282)	(162)

Financing
Short-term debt	45	25
Long-term debt issued	7	—
Repayment of long-term debt	(2)	(125)
Dividends paid (a)	(36)	(9)
Shares issued, net of issuance costs	7	1

Cash provided by (used in) financing activities	21	(108)

Effect of exchange rate changes on cash and cash equivalents	5	(10)

Increase in cash and cash equivalents from continuing operations	406	122
Cash and cash equivalents used in discontinued operations (note 3)	—	(310)
Cash and cash equivalents – beginning of period	1,346	635

Cash and cash equivalents – end of period	1,752	447

Included in operating activities
Interest paid	44	41
Interest received	16	14
Income taxes paid	64	31
Included in investing activities
Interest paid	4	1

(a) Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	March 31,		December 31,
	2012	2011 (a)	2011
ASSETS
Current assets
Cash and cash equivalents	1,752	447	1,346
Accounts receivable	2,592	2,067	1,984
Income taxes receivable	89	21	138
Inventories	3,862	3,652	2,956
Prepaid expenses and deposits	312	415	643
Assets of discontinued operations (note 3)	37	1,948	70

	8,644	8,550	7,137
Property, plant and equipment (note 6)	2,886	2,234	2,533
Intangibles	693	674	678
Goodwill	2,282	2,268	2,277
Investment in associates	381	392	355
Other assets	48	107	97
Deferred income tax assets	66	20	63

	15,000	14,245	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 7)	294	547	245
Accounts payable	4,446	4,024	2,959
Income taxes payable	22	24	82
Current portion of long-term debt (note 7)	50	53	20
Current portion of other provisions (note 6)	78	35	68
Liabilities of discontinued operations (note 3)	35	1,095	53

	4,925	5,778	3,427
Long-term debt (note 7)	2,074	2,063	2,098
Provisions for post-employment benefits	195	142	192
Other provisions (note 6)	472	295	299
Other liabilities	62	86	59
Deferred income tax liabilities	647	498	637

	8,375	8,862	6,712

Shareholders’ equity
Share capital	2,001	1,988	1,994
Retained earnings	4,573	3,306	4,420
Accumulated other comprehensive income (note 9)	46	86	10

Equity holders of Agrium	6,620	5,380	6,424
Non-controlling interest	5	3	4

Total equity	6,625	5,383	6,428

	15,000	14,245	13,140

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings (loss)	—	—	172	—	172	(1)	171
Other comprehensive income (loss), net of tax
Foreign currency translation	—	—	—	24	24	(4)	20
Other comprehensive loss of associates	—	—	—	(7)	(7)	—	(7)

Comprehensive income (loss), net of tax	—	—	172	17	189	(5)	184
Share-based payment transactions	—	6	—	—	6	—	6

March 31, 2011	158	1,988	3,306	86	5,380	3	5,383

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	153	—	153	2	155
Other comprehensive income (loss), net of tax
Foreign currency translation	—	—	—	36	36	(1)	35

Comprehensive income, net of tax	—	—	153	36	189	1	190
Share-based payment transactions	—	7	—	—	7	—	7

March 31, 2012	158	2,001	4,573	46	6,620	5	6,625

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	CORPORATE INFORMATION

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

•	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 8, 2012. We prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2011 Annual Report, available at www.agrium.com. We have prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our 2011 Annual Report.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

2.	BUSINESS ACQUISITION

On March 19, 2012, we signed an agreement to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; an option to acquire Viterra’s wool business in Australia; and other assets and liabilities (collectively the “Agrium Assets”).

Key features of the agreement:

a)	Agrium will acquire the Agrium Assets from Glencore International plc (“Glencore”) upon completion of the acquisition of Viterra by Glencore and after obtaining any required consents to transfers and regulatory clearances. Agrium is responsible for obtaining regulatory clearances for acquisition of the Agrium Assets. Should Agrium not obtain regulatory clearance within the time frames specified in the agreement, the Agrium Assets may be sold or transferred to it or a third party under a hold separate arrangement. Accordingly, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets. Agrium will not own or operate the assets until acquisition of the Agrium Assets closes.

b)	The acquisition price is subject to various terms and conditions including adjustments for: approximately ten percent of Viterra’s farm centres excluded from the purchase; working capital; and the accrual to Agrium of Viterra’s operating cash flow on the agri-business assets from March 31, 2012 to closing of Agrium’s acquisition of the assets. Following adjustment for the excluded farm centres, the purchase price is expected to be approximately $1.65-billion, including estimated working capital of $500-million.

c)	Agrium has agreed to advance $1.775-billion to Glencore at the time Glencore is first required to pay for Viterra shares. The advance is repayable by the transfer of assets to Agrium and other purchase adjustments. The advance will be secured by shares of Viterra. In support of its payment obligation, Agrium has provided a letter of credit for $85-million.

3.	DISCONTINUED OPERATIONS

Discontinued operations in 2012 consist of a business of AWB Limited (“AWB”) acquired in 2010 and sold in April 2012. Sales from discontinued operations for the three months ended March 31, 2012 were $65-million. Comparative figures for 2011 include operations of AWB businesses sold in May 2011.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	EXPENSES

	Three months ended March 31,
Other expenses	2012	2011
Realized loss on derivative financial instruments	12	48
Unrealized loss (gain) on derivative financial instruments	1	(30)
Interest income	(16)	(14)
Foreign exchange gain	—	(25)
Bad debt expense	8	5
Potash profit and capital tax	5	11
Other	21	6

	31	1

The Board of Directors granted 250,831 Performance Share Units on January 1, 2012 and 258,132 Tandem Stock Appreciation Rights with a grant price of $88.27 on March 20, 2012 to officers and employees.

5.	EARNINGS PER SHARE

	Three months ended March 31,
Attributable to equity holders of Agrium	2012	2011
Numerator
Net earnings from continuing operations for the period	153	161
Net earnings from discontinued operations for the period	—	11

Net earnings for the period	153	172

Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	158	158
Dilutive instruments — stock options	—	—

Weighted average number of shares outstanding for diluted earnings per share	158	158

6.	PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2012, we added $114-million to assets under construction at our Vanscoy Potash facility.

During the three months ended March 31, 2012, we recorded an asset retirement obligation for the phosphogypsum stack system at our Conda, Idaho phosphate facility. Included in the provision of $139-million are costs to address phosphogypsum stack decommissioning at the Conda facility, including post-closure monitoring. The provision was based on negotiations with government authorities, which are ongoing. Timing of the expenditures is contingent on, among other things, the completion of negotiations with government authorities, completion of engineering and planning for the work, and approval of engineering and planning by government authorities. Because various circumstances may affect the timing and amount of expenditures, we may change our provision as new information becomes available.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7. DEBT

	March 31,			December 31,
	2012			2011
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	1,600	—	—
North American facilities expiring 2012 - 2013 (a)	200	200	—	—
European facilities expiring 2012 - 2013	335	103	232	178
South American facilities expiring 2012	125	63	62	67

	2,260	1,966	294	245

Current portion of long-term debt			50	20

Long-term debt
Floating rate bank loans due 2013 - 2016			33	35
Fixed and floating rate bank loans due 2013 - 2014			53	75
Floating rate bank loans due 2013			460	460
6.125% debentures due 2041			500	500
6.75% debentures due 2019			500	500
7.125% debentures due 2036			300	300
7.7% debentures due 2017			100	100
7.8% debentures due 2027			125	125
Other			23	23

			2,094	2,118
Unamortized transaction costs			(20)	(20)

			2,074	2,098

(a)	Outstanding letters of credit issued under our North American facilities at March 31, 2012 were $173-million reducing credit available under the facilities.

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective. The base shelf replaced a base shelf prospectus that expired in 2011. We have not issued securities under the base shelf prospectus.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8. FINANCIAL INSTRUMENTS

Fair value of financial instruments	Level 1	Level 2	Total
March 31, 2012
Fair value through profit or loss
Cash and cash equivalents	1,752	—	1,752
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(37)	8	(29)
Available for sale	24	—	24

March 31, 2011
Fair value through profit or loss
Cash and cash equivalents	447	—	447
Foreign exchange derivative financial instruments	—	(9)	(9)
Gas, power and nutrient derivative financial instruments	(47)	11	(36)
Marketable securities	40	—	40

December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended March 31, 2012.

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Available for	Foreign	Comprehensive	Total accumulated
	sale financial	currency	loss of	other comprehensive
	instruments	translation	associates	income
December 31, 2010	—	69	—	69
Gains (losses)	—	24	(7)	17

March 31, 2011	—	93	(7)	86

December 31, 2011	(1)	11	—	10
Gains	—	36	—	36

March 31, 2012	(1)	47	—	46

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

10. OPERATING SEGMENTS

	Three months ended
	March 31,
	2012	2011
Sales
Retail
Crop nutrients	1,035	707
Crop protection products	834	638
Seed	316	230
Merchandise	130	144
Services and other	136	103

	2,451	1,822

Wholesale
Nitrogen	384	334
Potash	139	195
Phosphate	189	238
Product purchased for resale	421	411
Other	79	55

	1,212	1,233

Advanced Technologies	135	81

Other	(169)	(182)

	3,629	2,954

Inter-segment sales
Retail	6	6
Wholesale	137	161
Advanced Technologies	26	15

	169	182

Net earnings
Retail	57	(15)
Wholesale	326	377
Advanced Technologies	(5)	(5)
Other	(132)	(98)

Earnings before finance costs and income taxes	246	259
Finance costs related to long-term debt	22	27
Other finance costs	10	13

Earnings before income taxes	214	219
Income taxes	59	59

Net earnings from continuing operations	155	160
Net earnings from discontinued operations	—	11

Net earnings	155	171

	March 31,	December 31,
	2012	2011
Total assets
Retail	8,846	7,685
Wholesale	3,745	2,997
Advanced Technologies	483	474
Other	1,889	1,914
Discontinued operations	37	70

	15,000	13,140

AGRIUM INC.

Results by Segment

(Unaudited—millions of U.S. dollars)

Schedule 1

	Three months ended March 31,
	2012
			Advanced
	Retail	Wholesale	Technologies	Other	Total
Sales - external	2,445	1,075	109	—	3,629
- inter-segment	6	137	26	(169)	—

Total sales	2,451	1,212	135	(169)	3,629
Cost of product sold	2,024	853	114	(162)	2,829

Gross profit	427	359	21	(7)	800

Gross profit (%)	17	30	16		22

Selling expenses	350	10	13	(3)	370
EBITDA(1)	101	362	2	(128)	337
EBIT(2)	57	326	(5)	(132)	246

	Three months ended March 31,
	2011
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	1,816	1,072	66	—	2,954
- inter-segment	6	161	15	(182)	—

Total sales	1,822	1,233	81	(182)	2,954
Cost of product sold	1,482	824	65	(142)	2,229

Gross profit	340	409	16	(40)	725

Gross profit (%)	19	33	20		25

Selling expenses	335	11	9	(2)	353
EBITDA(1)	25	412	1	(93)	345
EBIT(2)	(15)	377	(5)	(98)	259

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Product Lines

(Unaudited—millions of U.S. dollars)

Schedule 2

	Three months ended March 31,
	2012			2011
		Cost of			Cost of
		product	Gross		product	Gross
	Sales	sold(1)	profit	Sales	sold(1)	profit
Retail(2)
Crop nutrients	1,035	880	155	707	592	115
Crop protection products	834	711	123	638	536	102
Seed	316	272	44	230	195	35
Merchandise	130	107	23	144	127	17
Services and other	136	54	82	103	32	71

	2,451	2,024	427	1,822	1,482	340

Wholesale
Nitrogen	384	217	167	334	183	151
Potash	139	52	87	195	70	125
Phosphate	189	126	63	238	143	95
Product purchased for resale	421	409	12	411	395	16
Other	79	49	30	55	33	22

	1,212	853	359	1,233	824	409

Advanced Technologies
Turf and ornamental	79	66	13	52	41	11
Agriculture	56	48	8	29	24	5

	135	114	21	81	65	16

Other inter-segment eliminations	(169)	(162)	(7)	(182)	(142)	(40)

Total	3,629	2,829	800	2,954	2,229	725

(1)	Includes depreciation and amortization.
(2)	International Retail net sales were $585-million (2011—$575-million) and gross profit was $109-million (2011—$108-million) for the three months ended March 31.

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3

	Three months ended March 31,
	2012				2011
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Nitrogen
Domestic
Ammonia	226	519			158	484
Urea	271	542			300	495
Other	231	359			208	343

Total domestic	728	477			666	445
International	77	474			83	447

Total nitrogen	805	477	269	208	749	446	244	202

Potash
Domestic	162	570			212	518
International	117	397			265	322

Total potash	279	497	184	313	477	409	147	262

Phosphate	243	780	520	260	306	778	468	310
Product purchased for resale	889	474	461	13	911	451	433	18
Other
Ammonium sulfate	86	420	199	221	88	334	173	161
Other	80				68

Total other	166				156

Total Wholesale	2,382	509	358	151	2,599	474	317	157

AGRIUM INC.

Depreciation and Amortization in Cost of Product Sold

(Unaudited—millions of U.S. dollars)

Schedule 4

	Three months ended
	March 31,
	2012	2011
Retail	1	1

Wholesale
Nitrogen	16	12
Potash	6	9
Phosphate	12	12
Other	1	1

	35	34

Advanced Technologies	4	4

Total	40	39